SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-102)

           INFORMATION TO BE IN INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. )(1)

                             AVATECH SOLUTIONS, INC.
                                (Name of Issuer)

                    COMMON SHARES, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                   05349Y 10 4
                                 (CUSIP Number)

                                                      copy to:
           Thom Waye                             Kevin W. Waite, Esq.
   Sigma Capital Advisors, LLC          Moomjian, Waite, Wactlar & Coleman, LLP
         800 Third Avenue                      100 Jericho Quadrangle
            Suite 1701                                Suite 225
     New York, New York 10022                 Jericho, New York 11753

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                January 29, 2007
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ X].

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule13d-7(b) for other parties to whom copies are to be sent. (Continued on following pages)

----------------------
     1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE notes).

CUSIP No. 05349Y-10-4                  13D                    Page 2 of 12 Pages
--------------------------------------------------------------------------------
1.  NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Sigma Opportunity Fund, LLC
--------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *              (a)  [ ]
                                                                    (b)  [x]
--------------------------------------------------------------------------------
3.  SEC USE ONLY

--------------------------------------------------------------------------------
4.  SOURCE OF FUNDS*

    WC
--------------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

--------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION
    Delaware

--------------------------------------------------------------------------------

NUMBER OF          7.   SOLE VOTING POWER        2,538,429 (1) (See Item 4)
SHARES
BENEFICIALLY       -------------------------------------------------------------
OWNED BY           8.   SHARED VOTING POWER      -0-
EACH
REPORTING          -------------------------------------------------------------
PERSON WITH        9.   SOLE DISPOSITIVE POWER   2,538,429 (1) (See Item 4)

                   -------------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER -0-

--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     2,538,429 (1) (See Item 4)

--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
     [ ]

--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     16.3% (See Item 4)

--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON *
     OO - Limited Liability Company

--------------------------------------------------------------------------------

(1) Includes an aggregate of 891,911 shares underlying Warrants.

CUSIP No.  05349Y-10-4                13D                     Page 3 of 12 Pages
--------------------------------------------------------------------------------
1.  NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Sigma Capital Advisors, LLC
--------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *           (a) [ ]
                                                                 (b) [x]

--------------------------------------------------------------------------------
3.  SEC USE ONLY

--------------------------------------------------------------------------------
4.  SOURCE OF FUNDS *
    OO

--------------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

--------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION
    Delaware

--------------------------------------------------------------------------------

  NUMBER OF         7.   SOLE VOTING POWER        2,613,429 (1) (See Item 4)
  SHARES
  BENEFICIALLY      ------------------------------------------------------------
  OWNED BY          8.   SHARED VOTING POWER      -0-
  EACH
  REPORTING         ------------------------------------------------------------
  PERSON WITH       9.   SOLE DISPOSITIVE POWER   2,613,429 (1) (See Item 4)

                    ------------------------------------------------------------
                    10.  SHARED DISPOSITIVE POWER -0-

--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     2,613,429 (1) (See Item 4)

--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
     [ ]

--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     16.7% (See Item 4)

--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON *
     OO - Limited Liability Company

--------------------------------------------------------------------------------
(1) Includes an aggregate of 966,911 shares underlying Warrants.

CUSIP No.  05349Y-10-4                 13D                    Page 4 of 12 Pages
--------------------------------------------------------------------------------
1.  NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Sigma Capital Partners, LLC
--------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *            (a) [ ]
                                                                  (b) [x]

--------------------------------------------------------------------------------
3.  SEC USE ONLY

--------------------------------------------------------------------------------
4.  SOURCE OF FUNDS *
    OO
--------------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

--------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION
    Delaware

--------------------------------------------------------------------------------
  NUMBER OF         7.   SOLE VOTING POWER        2,613,429 (1) (See Item 4)
  SHARES
  BENEFICIALLY      ------------------------------------------------------------
  OWNED BY          8.   SHARED VOTING POWER      -0-
  EACH
  REPORTING         ------------------------------------------------------------
  PERSON WITH       9.   SOLE DISPOSITIVE POWER   2,613,429 (1) (See Item 4)

                    ------------------------------------------------------------
                    10.  SHARED DISPOSITIVE POWER -0-

--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     2,613,429 (1) (See Item 4)

--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
     [ ]

--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     16.7% (See Item 4)

--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON *
     OO- Limited Liability Company

--------------------------------------------------------------------------------
(1) Includes an aggregate of 966,911 shares underlying Warrants.

CUSIP No.  05349Y-10-4                13D                     Page 5 of 12 Pages
--------------------------------------------------------------------------------
1.  NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Thom Waye
--------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *      (a) [ ]
                                                            (b) [x]

--------------------------------------------------------------------------------
3.  SEC USE ONLY

--------------------------------------------------------------------------------
4.  SOURCE OF FUNDS *
    OO

--------------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

--------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

--------------------------------------------------------------------------------
  NUMBER OF        7.   SOLE VOTING POWER        2,613,429 (1) (See Item 4)
  SHARES
  BENEFICIALLY     -------------------------------------------------------------
  OWNED BY         8.   SHARED VOTING POWER      -0-
  EACH
  REPORTING        -------------------------------------------------------------
  PERSON WITH      9.   SOLE DISPOSITIVE POWER   2,613,429 (1) (See Item 4)

                   -------------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER -0-

--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     2,613,429 (1) (See Item 4)
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
     [ ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     16.7% (See Item 4)

--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON *
     IN
--------------------------------------------------------------------------------
(1) Includes an aggregate of 966,911 shares underlying Warrants.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT

Item 1.   Security and Issuer.

     This statement relates to the common stock, par value $.01 per share (the "Common Stock"), of Avatech Solutions, Inc., a Delaware corporation (the "Company"). The principal executive office of the Company is located at 10715 Red Run Blvd., Suite 101, Owings Mills, Maryland 21117.

Item 2.   Identity and Background.

     (a) This statement is being jointly filed by Sigma Opportunity Fund, LLC ("Sigma Fund"), Sigma Capital Advisors, LLC ("Sigma Advisors") and Sigma Capital Partners, LLC ("Sigma Partners"), each a Delaware limited liability company, and Thom Waye. Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons."

          (i)  Sigma  Opportunity  Fund,  LLC, a private  investment  fund;
          (ii) Sigma Capital Advisors, LLC, which serves as the managing member of Sigma Opportunity Fund, LLC;
          (iii) Sigma Capital Partners, LLC, which is the sole member of Sigma Capital Advisors, LLC;
          (iv) Thom Waye, who is the sole member of Sigma Capital Partners, LLC and who has the power to vote and dispose of the Company's shares owned by the Reporting Persons.

     (b) The principal business address of each Reporting Person is 800 Third Avenue, Suite 1701, New York, New York 10022.

     (c) The principal business of Sigma Fund is investing in securities. The principal business of Sigma Advisors is to serve as managing member of Sigma Fund. The principal business of Sigma Partners is to act as a holding entity for the membership interests of Sigma Advisors. The principal occupation of Mr. Waye is to serve as manager of Sigma Advisors.

     (d) No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) The State of Incorporation or Citizenship of each Reporting Person is as follows:

          (i)  Sigma  Opportunity  Fund,   LLC--Delaware;
          (ii) Sigma  Capital  Advisors,  LLC--Delaware;
          (iii) Sigma Capital  Partners,  LLC--Delaware;
          (iv) Thom Waye--United States of America.

Item 3.   Source and Amount of Funds or Other Consideration.

     As more fully described under Item 4 below, Sigma Fund and the Company entered into the January Purchase Agreement (defined below), pursuant to which Sigma Fund purchased 986,518 shares of Common Stock and the Company issued a warrant to purchase 591,911 shares of Common Stock, for an aggregate purchase price of $1,500,000.

     In addition, pursuant to the January Purchase Agreement, the Company issued to Sigma Advisors warrants to purchase 75,000 shares of Common Stock as part of a monitoring and advisory fee payable to Sigma Advisors.

     Prior to the above transaction, Sigma Fund entered into the June Purchase Agreement (defined below) pursuant to which Sigma Fund purchased 500,000 shares of Common Stock and the Company issued a warrant to purchase 300,000 shares of Common Stock, for an aggregate purchase price of $1,000,000.

     Sigma Fund also purchased 150,000 shares of Common Stock from an affiliate of the Company on August 28, 2006 for an aggregate purchase price of $258,000 and 10,000 shares in the open market on October 1, 2006 for an aggregate purchase price of $17,000.

     The funds required for each of these purchases were obtained from the investment funds of the Sigma Fund.

Item 4.  Purpose of Transaction.

     The Reporting Persons purchased the Common Stock and warrants based on the Reporting Persons' belief that such an investment represented an attractive investment opportunity. The Reporting Persons may purchase additional securities, if the Reporting Persons' deem that such a transaction represents an attractive investment opportunity, or may similarly dispose of such securities to meet its investment objectives.

Common Stock and Warrant Purchase Agreements
--------------------------------------------

     On January 29, 2007, Sigma Fund, the Company and certain other investors entered into a Common Stock and Warrant Purchase Agreement (the "January Purchase Agreement") pursuant to which, among other things, for an aggregate purchase price of $1,500,000, the Company issued to Sigma Fund 986,518 shares of Common Stock and a warrant (the "January Warrant") to purchase up to 591,911 shares of Common Stock. The January Warrant is exercisable at $1.5205 per share, subject to adjustment. Pursuant to the January Purchase Agreement, the Company also issued to Sigma Advisors as part of a monitoring and advisory fee a warrant (the "Advisory Warrant") to purchase up to 75,000 shares of Common Stock upon the same terms and conditions as the January Warrant.

     Prior to the above transaction, on June 14, 2006, Sigma Fund, the Company and certain other investors entered into a Common Stock and Warrant Purchase Agreement (the "June Purchase Agreement", and together with the January Purchase Agreement, the "Purchase Agreements") pursuant to which, among other things, for an aggregate purchase price of $1,000,000, the Company issued to Sigma Fund 500,000 shares of Common Stock and a warrant (the "June Warrant" and together with the January Warrant and Advisory Warrant, the "Warrants") to purchase 300,000 shares of Common Stock. The June Warrant is exercisable at $2.00 per share, subject to adjustment.

     The Purchase Agreements contain representations and warranties of the parties customarily found in agreements relating to transactions of this type. In connection with each of the Purchase Agreements, the Company entered into Investor Rights Agreements that require the Company to file a registration statement for the Common Stock and shares underlying Warrants no later than twenty days following the Closing Date (defined in each of the respective Investor Rights Agreements). The Company is required to use its best commercially reasonable efforts to cause such registration statement to become effective as soon as practicable thereafter.

     The foregoing summary is qualified in its entirety by reference to the terms of the Purchase Agreements, Warrants and Investor Rights Agreements which are included as Exhibits 10.1 through 10.6 to this Schedule 13D.

Other Transactions
------------------

     On November 8, 2006, the Company's Board of Directors elected Mr. Thom Waye to serve as a director of the Company and on the Board's Executive and Compensation Committees. Subsequently, in January 2007, Mr. Waye was appointed as Chairman of the Board of Directors of the Company.

Plans or Proposals of the Reporting Persons
-------------------------------------------

     Except as set forth above, none of the Reporting Persons has any plans or proposals that relate to or would result in (a) the acquisition by any person of additional securities of the Company or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;
(c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's certificate of incorporation, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

Item 5.   Interest in Securities of the Issuer.

     (a) The aggregate number and percentage of the Company's Common Stock owned by each Reporting Person is as follows:

          (i) Aggregate number of shares of Common Stock that may be deemed beneficially owned by Sigma Fund: 2,538,429 Percentage: 16.3%
          (ii) Aggregate number of shares of Common Stock that may be deemed beneficially owned by Sigma Advisors: 2,613,429 Percentage: 16.7%
          (iii)Aggregate number of shares of Common Stock that may be deemed beneficially owned by the Sigma Partners: 2,613,429 Percentage:
               16.7%
          (iv) Aggregate number of shares of Common Stock that may be deemed beneficially owned by the Thom Waye: 2,613,429 Percentage: 16.7%

     (b) The number of shares of Common Stock over which each Reporting Person has the power to vote and the power to dispose is as follows:

          (i)  1. Sole  power to vote or to direct  vote:  2,538,429
               2.  Shared power to vote or to direct vote:  -0-
               3. Sole power to dispose or to direct the  disposition:
               2,538,429
               4. Shared power to dispose Or to direct the disposition -0-

          (ii) 1. Sole power to vote or to direct vote: 2,613,429
               2. Shared power to vote or to direct vote: -0-
               3.  Sole  power to  dispose  or to  direct  the  disposition:
               2,613,429
               4. Shared power to dispose or to direct the disposition -0-

          (iii)1. Sole power to vote or to direct  vote:  2,613,429
               2. Shared  power to vote or to direct  vote:  -0-
               3.  Sole  power to dispose or to direct the  disposition:
               2,613,429
               4. Shared power to dispose or to direct the disposition -0-

          (iv) 1. Sole power to vote or to direct  vote:  2,613,429
               2. Shared power to vote or to direct  vote:  -0-
               3. Sole  power to  dispose  or to  direct  the disposition:
               2,613,429
               4. Shared  power to dispose or to direct the disposition -0-

     (c) Except as described in Item 3 and 4 of this Statement, there have been no transactions effected with respect to the Securities within the past 60 days of the date hereof by the Reporting Persons.

     (d) No person(s) other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock beneficially owned by the Reporting Persons.

     (e) Not applicable.


Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect
          to Securities   of the Issuer.

     Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Company.


Item 7.   Material to be Filed as Exhibits.

     10.1 Common Stock and Warrant Purchase Agreement, dated January 29, 2007 (incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K (Date of Report: January 29, 2007)).

     10.2 Common Stock and Warrant Purchase Agreement, dated June 14, 2006 (incorporated by reference to Exhibit 10.61 to the Company's Registration Statement on Form S-1 filed with the SEC on June 22,
            2006).

     10.3 Common Stock Purchase Warrant, dated January 29, 2007 (incorporated by reference to Exhibit 10.66 to the Company's Registration Statement on Form S-1 filed with the SEC on February 2, 2007).

     10.4 Common Stock Purchase Warrant, dated June 14, 2006 (incorporated by reference to Exhibit 10.62 to the Company's Registration Statement on Form S-1 filed with the SEC on June 22, 2006).

     10.5 Investor Rights Agreement, dated January 29, 2007 (incorporated by reference to Exhibit 10.66 to the Company's Registration Statement on Form S-1 filed with the SEC on February 2, 2007).

     10.6 Investor Rights Agreement, dated June 14, 1006 (incorporated by reference to Exhibit 10.63 to the Company's Registration Statement on Form S-1 filed with the SEC on June 22, 2006).

     99.1 Joint Filing Agreement, dated February 8, 2007, by and among Sigma Opportunity Fund, LLC, Sigma Capital Advisors, LLC, Sigma Capital Partners, LLC, and Thom Waye.

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  February  8, 2007

                                    SIGMA OPPORTUNITY FUND, LLC
                           BY:      SIGMA CAPITAL ADVISORS, LLC

                           BY:       /s/Thom Waye
                                    -----------------------------------
                                    Thom Waye, Manager


                                    SIGMA CAPITAL ADVISORS, LLC

                                    /s/Thom Waye
                           BY:      -----------------------------------
                                    Thom Waye, Manager


                                    SIGMA CAPITAL PARTNERS, LLC

                                    /s/Thom Waye
                           BY:      -----------------------------------
                                    Thom Waye, Sole Member

                                    /s/Thom Waye
                                    -----------------------------------
                                    Thom Waye

                                                                    EXHIBIT 99.1


                             JOINT FILING AGREEMENT

     JOINT FILING AGREEMENT (this " Agreement"), dated as of February 8, 2007, among Sigma Opportunity Fund, LLC, Sigma Capital Advisors, LLC and Sigma Capital Partners, LLC , each a Delaware limited liability company, and Thom Waye (collectively, the "Joint Filers").

                                   WITNESSETH
                                   ----------

     WHEREAS,  as of the date  hereof,  each of the  Joint  Filers  is  filing a
Schedule 13D under the Securities Exchange Act of 1934 (the "Exchange Act") with respect to securities of Avatech Solutions, Inc. (the "Schedule 13D");

     WHEREAS,  each of the Joint  Filers is  individually  eligible  to file the
Schedule 13D;

     WHEREAS, each of the Joint Filers wishes to file the Schedule 13D and any amendments thereto jointly and on behalf of each of the Joint Filers, pursuant to Rule 13d-1(k)(1) under the Exchange Act;

     NOW, THEREFORE, in consideration of these premises and other good and valuable consideration, the parties hereto agree as follows:

     1. The Joint Filers hereby agree that the Schedule 13D is, and any amendments thereto will be, filed on behalf of each of the Joint Filers pursuant to Rule 13d-1(k)(1) under the Exchange Act.

     2. Each of the Joint Filers hereby acknowledges that, pursuant to Rule 13d-1(k)(1)(ii) under the Exchange Act, it is responsible for the timely filing of the Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning it contained therein, and is not responsible for the completeness and accuracy of the information concerning any of the other parties contained therein, unless it knows or has reason to know that such information is inaccurate.

     3. Each of the Joint Filers hereby agrees that this Agreement shall be filed as an exhibit to the Schedule 13D, pursuant to Rule 13d-1(k)(1)(iii) under the Exchange Act.

     IN WITNESS WHEREOF, the parties have caused this Agreement to be executed individually or by their respective directors hereunto duly authorized as of the day and year first above written.

                                    SIGMA OPPORTUNITY FUND, LLC
                           BY:      SIGMA CAPITAL ADVISORS, LLC

                           BY:      /s/Thom Waye
                                    -----------------------------------
                                    Thom Waye, Manager



                                    SIGMA CAPITAL ADVISORS, LLC

                                    /s/Thom Waye
                           BY:      -----------------------------------
                                    Thom Waye, Manager


                                    SIGMA CAPITAL PARTNERS, LLC


                                    /s/Thom Waye
                           BY:      -----------------------------------
                                    Thom Waye, Sole Member


                                    /s/Thom Waye
                                    -----------------------------------
                                    Thom Waye